UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C.  20549


                                  SCHEDULE 13D


                    Under the Securities Exchange Act of 1934
                           (Amendment No.          )*

                             Hunt Manufacturing Co.

                                (Name of Issuer)

                       Common Stock, par value $.01 share

                         (Title of Class of Securities)

                                   445636-10-3

                                 (CUSIP Number)

                             David B. Chapnick, Esq.
                   425 Lexington Avenue, New York, N.Y.  10017

                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                     November 16, 1995
             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box /__/.

Check the following box if a fee is being paid with the statement /x/. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D



CUSIP No.      445636-10-3                 Page    2       of    10       Pages


1    NAME OF REPORTING PERSON
S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
     Mary F. Bartol
     ###-##-####

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*               (a) /__/

                                                                     (b) /__/

3    SEC USE ONLY


4    SOURCE OF FUNDS*
     Not Applicable
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
2(d) or 2(e)                                                               /__/


6    CITIZENSHIP OR PLACE OF ORGANIZATION
     U.S.A.

NUMBER OF
SHARES
BENEFICIALLY OWNED BY?
EACH
REPORTING
PERSON
WITH 7    SOLE VOTING POWER
     0

     8    SHARED VOTING POWER


     9    SOLE DISPOSITIVE POWER
     0

     10   SHARED DISPOSITIVE POWER


11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     0
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
/__/


13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     0
14   TYPE OF REPORTING PERSON*

     IN
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
       (INCLUDING EXHIBITS) OF THE SCHEDULE AND THE SIGNATURE ATTESTATION

        Item 1.  Security and Issuer.

          This statement relates to the Common Stock, $.01 par value

("Shares"), of Hunt Manufacturing Co. (the "Company").  The Company's address is 2005 Market Street, Philadelphia, Pennsylvania 19103.


Item 2.   Identity and Background.

          Mary F. Bartol
          c/o Bove and Associates
          3700 Bell Atlantic Tower
          Philadelphia, PA  19103

          Mrs. Bartol is engaged in philanthropic activities and does not otherwise have a principal occupation.  Mrs. Bartol is a United States citizen.

          Mrs. Bartol has not been convicted of a crime (excluding traffic violations or similar misdemeanors), or has been a party to any civil, judicial or administrative proceeding which resulted in such person being subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.


Item 3.   Source and Amount of Funds or Other Consideration.

          Not applicable.


Item 4.   Purpose of Transaction.

     Mrs. Bartol received the Shares that she held in distributions from family partnerships and a family trust. On December 19, 1995, Mrs. Bartol sold all of her Shares to the Company for an aggregate price of $35,090,692.


Item 5.   Interest in Securities of the Issuer.

          Mrs. Bartol no longer owns any shares.             Mrs. Bartol

received distributions from family partnerships and a family trust on November

13, 15, 16 and 28, 1995, each in the amount of 350,877 shares, and on November

29, 1995 in the amount of 746,657 Shares, On December 19, 1995, Mrs. Bartol sold all of her Shares to the Company. Mrs. Bartol has had no other transactions in Shares in the past 60 days.

Item 6. Contracts, Arrangements, Undertakings or Relationships with Respect to Securities of the Issuer.

          On December 19, 1995, Mrs. Bartol and the Company entered into a

Stock Purchase Agreement providing for the sale by Mrs. Bartol to the Company of all shares owned by Mrs. Bartol.  The transaction took place on December 19,

1995.


Item 7.   Material to be Filed as Exhibits.

          1.  Stock Purchase Agreement dated December 19, 1995 between Hunt

Manufacturing Co. and Mary F. Bartol.

                                    SIGNATURE



          After reasonable inquiry and to the best of her knowledge and belief,

the undersigned certifies that the information set forth in this Statement on

Schedule 13D is true, complete and correct.



DATED:  January 5, 1996




                                             Mary F. Bartol
                                             Mary F. Bartol